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January 23, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20249

Re:	Yew Bio-Pharm Group, Inc. Form S-1, Filed December 7, 2012 SEC File No. 333-185320

Ladies and Gentlemen:

We refer to that certain letter dated December 21, 2012 (the “December 21 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing. On behalf of our client, Yew Bio-Pharm Group, Inc. (the “Company”), we respectfully respond to the December 21 Comment Letter as follows (each Staff comment is restated hereinbelow from the December 21 Comment Letter followed by the Company’s response thereto) in respect of the Registration Statement on Form S-1 filed on December 7, 2012 (the “Original Filing”) and Amendment No.1 to the Original Filing (individually, “Amendment No.1” and collectively with the Original Filing, the “S-1”) being filed today:

Selling Shareholders, page 83

1.
Please refer to the “Shares Beneficially Owned After the Offering” columns and the total percentage listed on page 103. We note your disclosure that the selling shareholders will own 100% of your common stock after the offering. We also note that the selling shareholders are offering approximately 33% of your issued and outstanding common stock. Please reconcile.

Response: The referenced disclosure on page 83 has been revised accordingly. Additionally, please note that other ordinal numbers and percentages on this page and some of the footnotes to the table have been revised to account for the issuance between the dates of the Original Filing and Amendment No.1 of the Founders’ Options (defined in the S-1), the issuance of which was previously reported on a Current Report on Form S-8 filed December 19, 2012 (the “December 2012 8-K”).

Plan of Distribution, page 104

2.
We note that you have not named Zhiguo Wang or Guifang Qi as statutory underwriters  pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis for each explaining why this is not necessary.

Response: In light of this comment, we have further researched this matter and considered other precedent, and have decided to identify Mr. Wang and Madame Qi as statutory underwriters. The disclosure has also been revised with respect to Mr. Wang and Madame Qi to respond to Item 508 of Regulation S-K.

Please also note that additional changes to some of the disclosures in the S-1 have been made, primarily to reflect actions taken at and/or following the Special Meeting of Shareholders held on December 13, 2012, the results of which were previously reported in the December 2012 8-K, and to otherwise update the disclosure since the date of the Original Filing.

Finally, please note that the Company’s acknowledgment letter addressed to the Commission is being furnished herewith.

If you have any questions regarding this letter, the responses contained herein, Amendment No.1 or the Original Filing, please do not hesitate to contact the undersigned at (310) 557-3059.

Very truly yours, /s/ Lance Jon Kimmel Lance Jon Kimmel

cc: Zhiguo Wang, CEO